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                                                                   EXHIBIT 8.1


                                                                August 5, 1998



Mid Am, Inc.,
     221 South Church Street,
          Bowling Green, Ohio  43402.

Dear Ladies and Gentlemen:

                  We have acted as special counsel to Mid Am, Inc., an Ohio corporation ("Company"), in connection with the planned merger of Company, with and into Citizens Bancshares, Inc., an Ohio corporation ("Bancshares"), pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of August 5, 1998, by and between Company and Bancshares (the "Agreement"). We render this opinion to you, in part, pursuant to Section 7.2(c) of the Agreement. All capitalized terms used and not otherwise defined herein shall have the meanings provided in the Agreement.

                  For purposes of this opinion, we have reviewed the Agreement and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed, with your consent, the following:

                  (i) The Merger will be completed in the manner set forth in the Agreement and the Proxy Statement of Company/Prospectus for Bancshares (the
         "Proxy/Prospectus").

                  (ii) The representations contained in the letters of representation from Company and Bancshares to us, both dated August 5, 1998, will be true and complete at the Effective Time.

                  On the basis of the foregoing, and our consideration of such other matters of fact and law as we have deemed necessary or appropriate, it is our opinion, under presently applicable federal income tax law, that:


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Mid Am, Inc.                                                           -2-



                  (1) The Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended;

                  (2) Each of the Company and Bancshares will be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code of 1986, as amended; and

                  (3) No gain or loss will be recognized by stockholders of Company who receive shares of New Company Common Stock in exchange for shares of Company Common Stock, except with respect to cash received in lieu of a fractional share interest in Sky Financial Common Stock.

The tax consequences described above may not be applicable to Company stockholders that acquired the stock of Company pursuant to the exercise of an employee stock option or right or otherwise as compensation; that hold Company stock as part of a "straddle" or "conversion" transaction; or that are insurance companies, securities dealers, financial institutions or foreign persons.

                  This opinion is limited to the federal income tax laws of the United States and does not purport to discuss the consequences or effectiveness of the Merger under any other laws.

                  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the headings "Federal Income Tax Consequences" in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

                                                          Very truly yours,


                                                          SULLIVAN & CROMWELL